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                           June 30, 2023

       Joseph Richard Moran
       Chief Executive Officer
       Blue Chip Capital Group Inc.
       269 South Beverly Drive     Suite 373
       Beverly Hills, CA 90212

                                                        Re: Blue Chip Capital
Group Inc.
                                                            Amendment No. 7 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 15,
2023
                                                            CIK No. 0001932213

       Dear Joseph Richard Moran:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 7 to Draft Registration Statement on Form S-1

       Business
       The Company's Raisewise Subsidiaries and Material Terms of Contracts, page 22

   1. Please revise to reconcile your disclosure regarding the company's percentage ownership interests in Raisewise
Sweden and Raisewise Morocco, respectively, on pages 22 and
                                                        Exhibit 21.1. For
example, your disclosure on page 22 indicates that Raisewise Morocco is a 100% owned
subsidiary of the company, while Exhibit 21.1 indicates that the company owns 80% of
Raisewise Morocco. Additionally, your disclosure on page 22
                                                        states that Raisewise
Sweden is a 80% owned subsidiary of the company, while Exhibit
                                                        21.1 indicates that the
company owns 100% of Raisewise Sweden. Please revise to
 Joseph Richard Moran
Blue Chip Capital Group Inc.
June 30, 2023
Page 2
         reconcile your disclosure or advise.
       You may contact David Irving at (202) 551-3321 or Bonnie Baynes at (202) 551-4924 if
you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.



FirstName LastNameJoseph Richard Moran                    Sincerely,
Comapany NameBlue Chip Capital Group Inc.
                                                          Division of
Corporation Finance
June 30, 2023 Page 2                                      Office of Finance
FirstName LastName